Exhibit to Accompany Item 77j
Form N-SAR

KEELEY Small Cap Value Fund (the "Fund")


According to the provisions of Statement of Position
93-2 (SOP 93-2) "Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by
Investment Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). As a result, the Fund has recorded adjustments to decrease capital stock by $792,730, decrease undistributed net investment loss by $529,407, and decrease accumulated net realized loss on investments by $263,323 for the year ended
September 30, 2003.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital account on a tax basis.